                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 1 - FINAL AMENDMENT)

                             -----------------------

                              THERMO FIBERGEN INC.
                            (Name of Subject Company)

                              THERMO FIBERGEN INC.
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 88355U109
                      (CUSIP Number of Class of Securities)

                         COMMON STOCK REDEMPTION RIGHTS
                         (Title of Class of Securities)

                                 CUSIP 88355U117
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                              David C. Phelan, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------



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                            CALCULATION OF FILING FEE


Transaction Valuation(1):   $60,116,250   Amount of Filing Fee(2):  $12,023.25

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(1)  For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                     $12,023.25
     Form or Registration No.:                   Schedule TO
     Filing Party:                               Thermo Fibergen Inc.
     Date Filed:                                 August 30, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]








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     This Amendment No. 1 amends and supplements the Tender Offer Statement and
Rule 13e-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 30, 2000 (as amended, the "Schedule TO"), relating to the obligation (the "Offer") of Thermo Fibergen Inc., a Delaware corporation (the "Company"), to redeem up to 4,715,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), from holders of its Common Stock Redemption Rights (the "Redemption Rights"). The Company issued the Redemption Rights as units with its Common Stock at the time of its initial public offering in 1996. Each Redemption Right entitles the holder to surrender for redemption during the months of September 2000 and September 2001 one Share for each Redemption Right exercised for a redemption price of $12.75 net to the surrendering holder in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the certificates representing the Redemption Rights. This Amendment No. 1 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEMS 11 AND 13.

     Items 1 through 9 and Items 11 and 13 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

     The 2000 Exercise Period expired at 5:00 p.m., New York City time, on September 30, 2000. A total of 2,713,451 Shares were surrendered for redemption during the 2000 Exercise Period, leaving 11,459,149 Shares outstanding of which 1,025,249 Shares are held by stockholders other than Thermo Fibertek and Thermo Electron.

ITEM 10. FINANCIAL STATEMENTS

     Item 10 is hereby amended by incorporating by reference the pro forma consolidated statements of income for the year-ended January 1, 2000 and the six months ended July 1, 2000 and consolidated pro forma balance sheet as at July 1, 2000.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(5) Press Release issued by Thermo Fibergen on October 2, 2000.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        THERMO FIBERGEN INC.


                                        By: /s/ Theo Melas-Kyriazi
                                           ------------------------------
                                           Name:  Theo Melas-Kyriazi
                                           Title: Chief Financial Officer


Date: October 2, 2000





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                                  EXHIBIT INDEX



EXHIBIT      DESCRIPTION
-------      -----------
12(a)(1)*    Notice, dated July 28, 2000, of pending commencement of redemption period (filed with Thermo Fibergen's Tender Offer Statement on
             Schedule TO-C [File No. 005-51361] and incorporated herein by reference).

12(a)(2)*    Form of Redemption Right Certificate (filed as Exhibit 4.4 to
             Thermo  Fibergen's Registration Statement on Form S-1
             [Reg. No. 333-07585] and incorporated herein by reference).

12(a)(3)*    Form of letter to brokers, dealers and other financial
             intermediaries

12(a)(4)*    Form of letter to clients of brokers, dealers and financial intermediaries


12(a)(5)     Press Release issued by Thermo Fibergen on October 2, 2000


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* Previously filed